Exhibit 3

FOR IMMEDIATE RELEASE	19 DECEMBER 2016

WPP PLC (“WPP”)

WPP Statement

WPP confirms that, similarly to Interpublic, Omnicom and Publicis, three of its subsidiaries have received subpoenas from the U.S. Department of Justice Antitrust Division concerning the Division’s ongoing investigation of video production and post-production practices in the advertising industry. WPP and its subsidiaries are fully cooperating with the enquiries.

Contact:
Feona McEwan, WPP	+ 44(0) 207 408 2204
Kevin McCormack, WPP	+1 (212) 632 2239